Articles of Amendment

Business Corporations Act

Section 29 or 177

1. Name of Corporation	2. Corporate Access Number

PEMBINA PIPELINE CORPORATION	2013043407

3.	Item No. of the Articles of the above named corporation are amended in accordance with Section of the Business Corporations Act.

A.	Pursuant to Section 173 (1)(e) of the Business Corporations Act (Alberta) the Articles be amended to change the designation of the Preferred Shares, Series A, which the Corporation is presently authorized to issue, to Class B Preferred Shares and each certificate representing an outstanding Preferred Share, Series A shall, as and from the time such re-designation is effective, represent a Class B Preferred Share.

B.	Pursuant to Section 173 (1)(e) of the Business Corporations Act (Alberta) the Articles be amended by changing the rights, privileges, restrictions and conditions presently attached to the Class B Preferred Shares (formerly designated as Preferred Shares, Series A) to the rights, privileges, restrictions and conditions set forth in Schedule "A" attached to these Articles of Amendment.

C.	Pursuant to Section 173(1)(d) of the Business Corporations Act (Alberta) the Articles be amended by creating a class of shares designated as Class A Preferred Shares, issuable in series, having attached thereto the rights, privileges, restrictions and conditions set forth in Schedule "A" attached to these Articles of Amendment.

D.	Pursuant to Section 173(1)(l) of the Business Corporations Act (Alberta) the Articles be amended by deleting the current minimum and maximum number of directors in its entirety and replacing it with the following:

Minimum of five (5), maximum of thirteen (13).

"Jennifer A. Harker"	Jennifer A. Harker	May 10, 2013
Authorized Signature	Name of Person Authorizing (please print)	Date

Not Applicable.	Corporate Secretary and Senior Legal Counsel
Identification	Title (please print)

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for the Alberta Government, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

REG3054 (2003/05)

31084851.4